Exhibit 99.2

Brenmiller Energy Ltd.

Condensed consolidated financial statements as of and for the 6-month period ended June 30, 2024

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Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2024	December 31, 2023
Assets
CURRENT ASSETS:
Cash and cash equivalents	$6,966	$3,183
Restricted deposits	33	34
Trade receivables, net of allowance for credit losses of $669 and $380 as of June 30, 2024 and December 31, 2023	-	278
Prepaid expenses and other receivables	558	467
Inventory	625	607
TOTAL CURRENT ASSETS	8,182	4,569

NON-CURRENT ASSETS:
Restricted deposits	81	85
Operating lease right-of-use assets, net	850	1,144
Property, plant and equipment	4,811	4,563
Other asset	-	233
TOTAL NON-CURRENT ASSETS	5,742	6,025

TOTAL ASSETS	$13,924	$10,594

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS (Cont.)

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares and par value)

	June 30, 2024	December 31, 2023
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Trade payables	$172	$321
Deferred revenue	387	387
Other payables	1,653	1,401
Current maturities of operating lease liabilities	544	611
TOTAL CURRENT LIABILITIES	2,756	2,720

NON-CURRENT LIABILITIES:
European Investment Bank (“EIB”) Loan	4,345	4,461
Warrants’ liability	11	-
Operating lease liabilities	276	533
TOTAL NON-CURRENT LIABILITIES	4,632	4,994

COMMITMENTS (Note 6c)

TOTAL LIABILITIES	7,388	7,714

SHAREHOLDERS’ EQUITY:
Ordinary Shares, no par value - Authorized 15,000,000; Issued and outstanding 5,958,757 and 2,151,745 as of June 30, 2024 and December 31, 2023, respectively	124	124
Additional paid in capital	105,474	100,237
Foreign currency cumulative translation reserve	(2,053)	(2,053)
Accumulated deficit	(97,009)	(95,428)
TOTAL SHAREHOLDERS’ EQUITY	6,536	2,880
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$13,924	$10,594

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except for per share data)

	Six months ended June 30
	2024	2023

REVENUES
Engineering services	-	$580
	-	580
COSTS AND EXPENSES:
COST OF REVENUES	(408)	(1,193)
RESEARCH AND DEVELOPMENT, NET	(1,808)	(1,711)
SELLING AND MARKETING	(616)	(687)
GENERAL AND ADMINISTRATIVE	(2,313)	(2,409)
OTHER INCOME (EXPENSES), NET	(230)	2
OPERATING LOSS	(5,375)	(5,418)
INTEREST EXPENSES	(85)	(69)
OTHER FINANCIAL INCOME, NET	3,879	159
FINANCIAL INCOME (EXPENSES), NET	3,794	90
NET LOSS	(1,581)	(5,328)

NET LOSS PER ORDINARY SHARE:
Basic and diluted loss	$(0.45)	$(3.02)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	3,510,328	1,765,142

NET LOSS, as above	$(1,581)	$(5,328)
OTHER COMPREHENSIVE LOSS - EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENECY (Note 2B)	-	(423)
COMPREHENSIVE LOSS	$(1,581)	$(5,751)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

(U.S. dollars in thousands, except for number of shares)

				Foreign
				currency
	Ordinary Shares		Additional	cumulative
	Number		paid in	translation	Accumulated	Total
	of shares	Amount	capital	reserve	deficit	Equity

BALANCE AS OF JANUARY 1, 2024	2,151,745	124	100,237	(2,053)	(95,428)	2,880
CHANGES DURING THE SIX MONTHS PERIOD ENDED JUNE 30, 2024:
Comprehensive loss for the period	-	-	-	-	(1,581)	(1,581)
Issuance of shares and prefunded warrants, net of issuance costs of $ 383 (Note 5A)	3,038,421	-	5,268	-	-	5,268
Exercise of prefunded warrants	648,890	-	*-	-	-	*-
Warrants reclassified to equity (Notes 2B and 5A)	-	-	700	-	-	700
Warrants classified to liabilities (Note 2B)	-	-	(1,649)	-	-	(1,649)
Exercise of options	1,805	-	3	-	-	3
Share-based compensation	117,896	-	915	-	-	915
BALANCE AS OF JUNE 30, 2024	5,958,757	124	105,474	(2,053)	(97,009)	6,536
BALANCE AS OF JANUARY 1, 2023	1,522,398	88	91,902	(1,577)	(85,780)	4,633
CHANGES DURING THE SIX MONTHS PERIOD ENDED JUNE 30, 2023:
Comprehensive loss for the period	-	-	-	(423)	(5,328)	(5,751)
Issuance of shares and warrants, net of issuance costs of $ 49.	497,426	28	6,238	-	-	6,266
Share-based compensation	53,523	3	1,406	-	-	1,409
BALANCE AS OF JUNE 30, 2023	2,073,347	119	99,546	(2,000)	(91,108)	6,557

*	Less than one thousand U.S. dollars.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30
	2024	2023
CASH FLOWS - OPERATING ACTIVITIES:
Loss for the period	$(1,581)	$(5,328)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	56	65
Non-cash interest and exchange rate differences, net	(25)	(45)
Fair value adjustment of warrants’ liability	(4,114)	-
Warrants issuance costs	473	-
Share-based compensation	915	1,409
Other	233	-
Changes in operating assets and liabilities:
Decrease (increase) in prepaid expenses and receivables	187	(353)
Decrease (increase) in inventory	(18)	301
Increase (decrease) in trade payables	(149)	331
Increase in other payables and deferred revenue	159	40
Net cash used in operating activities	(3,864)	(3,580)
CASH FLOWS - INVESTING ACTIVITIES:
Purchase of equipment	(26)	(7)
Installation of a production facility	(225)	(2,090)
Restricted deposit withdrawn	4	3
Other	-	2
Net cash used in investing activities	(247)	(2,092)
CASH FLOWS - FINANCING ACTIVITIES:
Proceeds from issuance of shares and prefunded warrants	5,651	6,087
Proceeds from issuance of warrants’ liability	3,176	-
Fund raising and issuance costs	(856)	(49)
Exercise of options and warrants	3	-
Net cash provided by financing activities	7,974	6,038
NET INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS	3,863	366
EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITTS	(81)	(134)
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - BEGINNING OF PERIOD	3,217	6,542
CASH AND CASH EQUIVALENTS AND RESTRICTED DEPOSITS - END OF PERIOD	$6,999	$6,774

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)

(UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30
	2024	2023

B. Supplemental information:
Investing and financing activities not involving cash flows
Recognition of operating lease liability and right-of-use asset	-	$144
Borrowing costs capitalized	53	72
Reclassification of warrants from liabilities to equity	700	-
Conversion of unpaid salary to Ordinary Shares and warrants	-	228
Reclassification of warrants from equity to liabilities	1,649	-

C. Reconciliation of cash and cash equivalents, and restricted DEPOSITS reported in the statement of financial position
Cash and cash equivalents	$6,966	$6,740
Restricted bank deposits	33	34
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$6,999	$6,774

The accompanying notes are an integral part of these condensed consolidated financial statements.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL:

A.	General description of the Company and its operations

Brenmiller Energy Ltd. (the “Company”) was incorporated and commenced its business operations in Israel in 2012. The Company’s registered offices are in Rosh Ha’Ayin in Israel. On May 25, 2022, the Company’s ordinary shares (the “Ordinary Shares”) were listed and began trading on the Nasdaq Stock Market LLC (“Nasdaq”). On September 11, 2023, the Company’s voluntary delisting of its securities from the Tel Aviv Stock Exchange (“TASE”) took effect (the last trading day was September 7, 2023).

The Company is a technology company that develops, produces, markets and sells thermal energy storage (“TES”) systems based on our proprietary and patented bGen™ technology. The use of the Company’s technology allows electrification and decarbonization of the industrial industry sector resulting in better integration with renewable energy sources and further reduction of carbon emissions. Through 2022, the Company’s main activity was focused on the development of its technology and its application into products and commercial solutions. In 2023, the Company commenced the commercialization of its products and services and is in the process of assembling a new production line to facilitate commercial operations which is planned to commence operation in the second half of 2024.

As of June 30, 2024, the Company has three wholly owned subsidiaries (in Israel, the Netherlands and the United States), that are currently inactive, or are in the early stages of operations (“the Group”).

B.	The impact of the regional war involving Israel

On October 7, 2023, Hamas terrorists invaded southern Israel and launched thousands of rockets in a widespread terrorist attack on Israel. On the same day, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty, including a few of our employees. Our operations could be disrupted by these and future reserve duty call-ups. While none of our facilities or infrastructure have been damaged since the war broke out on October 7, 2023, the import and export of goods may experience disruptions in and out of Israel as a result of such military conflict and terrorist attacks on the sea routes in the Red Sea region. A prolonged war could result in further military reserve duty call-ups in the future as well as irregularities to our supply chain and the movement of components and raw material into Israel and our finished products exported from Israel. The Company operations, including its production facility, are located in Israel. The war has slowed down the Company’s ability to fully operate the new production facility due to delays in delivery of machinery and shortage in man-power caused by military reserve call-ups, in addition, the Company is required to find alternative sources of materials and supplies and to cope with increasing costs. A negative sentiment may also affect international markets that may, in turn, affect the Company commercially and with regard to its ability to raise funds. Such disruption, including the escalation or expansion to more areas of this war, could materially adversely affect the Company’s business, prospects, financial condition, and results of operations.,

C.	Liquidity

The Company has not yet generated significant revenues from its operations and has an accumulated deficit as of June 30, 2024, as well as a history of net losses and negative operating cash flows. In 2023, the Company commenced the commercialization of its products and services and is currently in the final stages of assembling its new production line that will facilitate the shift in operations from the development stage to commercial operations. However, the Company expects to continue incurring losses and negative cash flows from operations until its products reach profitability.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL (cont.):

C.	Liquidity (cont.)

As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company has concluded that these conditions raise substantial doubt about the Company’s ability to continue as a going concern. These condensed financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management’s plans include the continued commercialization of the Company’s products and services, raising capital through a private and public offerings (including and using of ATM ) and the withdrawal of the second tranche of financing from EIB for the purpose of expanding the production facility capacity and through government grants under approved research and development plans and approved projects. In addition, management is planning to find additional cash sources through additional equity and debt financing (see also Note 8).

There are no assurances however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in commercializing its products and raising capital, it may need to reduce, delay, or adjust its operating expenses, including commercialization of existing products or be unable to expand its operations, as desired.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of presentation:

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with Securities and Exchange Commission (“SEC”)’s Regulation S-X. As permitted under those rules, certain footnotes and other financial information that are normally required by generally accepted accounting principles in the United States ( “U.S. GAAP”) can be condensed or omitted. These financial statements reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of its financial position as of and for the periods presented. These condensed consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2023. The results of operations for the six months ended June 30, 2024, are not necessarily indicative of results that could be expected for the 2024 fiscal year or any other interim period or for any other future year. All intercompany transactions and balances have been eliminated in consolidation.

B.	Change in functional currency

Effective January 1, 2024 the Company changed its functional currency to the U.S. dollar from the New Israel Shekel (“NIS”). Prior to this change, the Group’s presentation currency used in its consolidated financial statements was the U.S. Dollar ($), while translation differences from NIS were carried to “Other Comprehensive Income or Loss”.

This change was based on the assessment by the Company’s management, that the dollar has become the primary economic environment in which the Company operates, after considering several factors and changes in circumstances in 2023 including inter alia: the commercialization of the Company’s products, changes in the composition of its cost of sales, available funds are mainly denominated in U.S. dollars, and the fact that the Company’s principal source of financing, following the delisting of its shares from trading in TASE, is derived from the U.S. capital markets (Note 5A), and all of the Company’s budgeting is conducted mainly in U.S. dollars. The change in functional currency was accounted for prospectively.

The change in functional currency to the U.S. dollar resulted inter-alia in a reclassification of the Company’s certain equity-classified warrants (whose fair value as of January 1, 2024 was $1,649 thousand), to liabilities due to their NIS-denominated exercise price. See also Note 5A, as to changes in the currency of exercise price made during the reporting period.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.):

C.	Use of estimates in the preparation of financial statements:

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Estimates are primarily used for, but not limited to, valuation of share-based compensation, useful lives of property, plant and equipment and royalty liabilities. The Company’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial position or results of operations.

D.	Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of trade and other receivables, and cash, cash equivalents and restricted deposits held at financial institutions.

The Company places its cash and cash equivalents, bank deposits and restricted deposits in high credit quality financial institutions. In general, customers are not required to provide collateral or any other security to support accounts receivable but are required to make advances with the advancement of projects.

Current expected credit loss expense is $289 thousand and $NIL. thousand, for the six month periods ended June 30, 2024 and 2023, respectively.

E.	New Accounting Pronouncements

ASU 2023-09—Income Taxes (Topic 740), effective for the Company for annual periods commencing on or after December 15, 2025, and ASU 2023-07—Segment Reporting (Topic 280), effective annual periods commencing on or after December 15, 2023, and for interim periods, on or after December 15, 2024, will require improvements to Income Tax and Reportable Segment disclosures. These are not expected to have a material effect on the consolidated financial statements as a result of their future adoption.

NOTE 3 - Fair value measurements

Fair value is based on the price that would be received from the sale of an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the guidance establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs that are used when little or no market data is available.

The carrying amount of the cash and cash equivalents, restricted deposits, trade receivable, trade payables, other receivable and EIB loan, approximates their fair value.

As of June 30, 2024, except for warrants liability of $11 thousand (Note 5A(1); level 2 in the hierarchy), and December 31, 2023, the company has no financial instruments measured at fair value.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - INVENTORY:

Comprised as follows (U.S. dollars in thousands):

	June 30, 2024	December 31, 2023

Work in progress	$565	$546
Raw materials	60	61
	$625	$607

NOTE 5 - EQUITY:

A.	Share capital and warrants

1)	On January 1, 2024, as a result of the change in the functional currency of the Company (Note 2B.) all outstanding warrants issued under private placements on February 16, 2023 and June 15, 2023 that had exercise price denominated in NIS, could have not been considered anymore as indexed to the Company’s own shares, and therefore were reclassified from equity to liabilities at their fair value of $1,649 thousand (valued, as of that date, using the Black - Scholes pricing model).

Subsequently, and after receiving the approval of the warrants holders (except for two individuals) to fix the exercise price of such warrants in US Dollars terms (converted from NIS to US Dollars based on the exchange rate as of May 16, 2024), and after the approval of the Board of Directors of the Company, on May 23, 2024, all consented warrants were reclassified to equity at their present fair value of $219 thousand (valued at modification date under the Black - Scholes pricing model, under the following assumptions: risk free interest rate 4.53%-4.71%, expected term 3.6-4 years, expected price volatility of 100%-103%, fair value of an ordinary share of $1.55 and 0% dividend yield); consequently, the Company recognized $1,419 thousand in financial income for the period, resulting from the change in fair value of the warrants’ liability. The remaining liability of $11 thousand is presented among long-term liabilities.

2)	On January 25, 2024, the Company closed a public offering under which it completed the issuance and sale of 240,000 Ordinary Shares, no par value per share of the Company at a price of $4.50 per share, pre-funded warrants at a price of $4.4999, to purchase 648,890 Ordinary Shares (which were all exercised into shares on May 17, 2024) and warrants to purchase 888,890 Ordinary Shares at an exercise price of $5.00 per share. The Warrants were exercisable immediately and will expire five years from the date of issuance. The Pre-Funded Warrants were exercisable immediately at a price of $0.0001 per share and were exercisable until exercised in full.

The Ordinary Shares, Warrants and Pre-Funded Warrants were offered and sold pursuant to an effective Registration Statement on Form F-1, as amended. The aggregate gross proceeds from this offering were approximately $4.0 million before deducting placement agent fees of $280 thousand and other fund-raising expenses, of $316 thousand.

Following their issuance, the Company determined that some of the features of the warrants, did not meet the “indexed to Company’s own stock” criteria, and are therefore precluded from equity classification. Consequently, the gross proceeds received in the offering were initially allocated to the warrant’s that were classified as a liability, based on their fair value, and the residual was allocated to the shares and the prefunded warrants. Upon issuance, the warrants were valued at $3,176 thousand using the Black-Scholes pricing model, under the following assumptions: fair value of an ordinary share - $4.89, expected option term of 5 years, expected price volatility of 93%, risk-free annual interest rate of 4.51% and dividend yield of 0%.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - EQUITY (cont.):

A.	Share capital and warrants (cont.)

Issuance costs were proportionally allocated to the issued financial instruments based on the proceed amounts allocated to such instruments. Consequently, $473 thousand of issuance costs, that were allocated to the warrants, were carried directly to financial expenses.

The features of these warrants were amended under an agreement with the holding investor which became effective on June 6, 2024. Consequently, the Company reclassified these warrants to equity at their fair value of $481 thousand (valued under the Black - Scholes pricing model under the following assumptions: : risk free interest rate 4.3%, expected term 4.6 years, expected price volatility of 100%, fair value of an ordinary share of $1.07 and 0% dividend yield) and recognized financial income from the change in their fair value of $2,695 thousand.

3)	On April 10, 2024, the Company filed a registration statement on Form S-8 under the Securities Act of 1933, as amended, to register additional 500,000 Ordinary Shares, in the aggregate, issued or reserved for issuance under the 2013 Option Plan.

4)	The following table presents the outstanding warrants, as of June 30, 2024 and their terms:

Date of issuance	Number of outstanding warrants		Exercise price for one Ordinary share	Expiration date
February 16, 2023	181,575		$16.66	February 1, 2028
February 16, 2023	52,251	(*)	NIS 61.3	February 1, 2028
January 24, 2023	14,822	(*)	NIS 61.3	January 24, 2025
June 15, 2023	248,778		$12.0	June 12, 2028
January 25, 2024	888,890		$5.0	January 25, 2029

(*)	Presented as a warrants' liability in the balance sheet, see note A(1) above.

5)	During the first half of 2024, under the agreement with a A.G.P./Alliance Global Partners (the “Sales Agent”), the Company issued 2,798,421 ordinary shares, for a total consideration of approximately $4.8 million; agent commissions and other issuance costs amounted $260 thousand.

B.	Share-based payment:

During the six month period ended June 30 2024, the Company granted 115,635 fully vested RS to service providers, valued $158 thousand and granted bonuses to employees and service providers, in share based payment valued under the Black - Scholes pricing model at $ 535 thousand, which included 222,034 fully vested RS (which were formally issued subsequent to June 30, 2024), and 24,544 fully vested options exercisable at $0.01 per share to 24,544 Shares (to service providers; valued at $53 thousand). An additional bonus valued at $89 thousand is awaiting shareholder meeting approval (required under Israeli Law) and therefor was not yet recognized as an expense for the period. Aforesaid approval was obtained on August 8, 2024.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - EQUITY (cont.):

B.	Share based payments (cont.)

Information on the share option awards outstanding and the related weighted average exercise price as of and for the Six months ended June 30, 2024, are presented in the table below:

Relating to options:	Number of potential Ordinary Shares	Exercise price range*	Aggregate Intrinsic value
Outstanding at beginning of the period	133,976	$0.82 - $247.1	$57,959
Granted	27,544	$0.01 - $10.7	$53,015
Exercised**	(1,805)	$1.60	$7,565
Forfeited	(4,272)	$40.0 - $62.2	-
Expired	(5,360)	$38.3 - $48.6	-
Outstanding at end of the year	150,083	$0.01 - $247.1	$23,525
Exercisable at end of the year	114,535	$0.01 - $247.1	$23,525

*	Per 1 Ordinary Share of with no par value. Exercise price is quoted in denominated currency (see also Note 2B).

**	Average share price for options exercised in 2024 – $ 5.79.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - EQUITY (cont.):

B.	Share-based payment: (cont.)

The following table summarizes information about stock-based awards outstanding and exercisable at June 30, 2024:

	Outstanding		Exercisable
Exercise price range	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)	Number of potential Ordinary Shares	Weighted average remaining contractual life (years)
$10.7 - $0.01	39,083	5.9	36,083	6.2
$61.4 - $40.0	55,375	6.4	37,683	6.3
$76.7	19,425	1.0	14,569	1.0
$ 100	6,200	4.0	6,200	4.0
$123.5; $185.3; $247.1	30,000	7.7	20,000	7.7
$0.01 - $247.1	150,083	5.8	114,535	5.7

Share-based compensation expense for the periods ended June 30, 2024 and 2023 was as follows (U.S. dollars in thousands):

	Six months ended June 30
	2024	2023

Cost of revenue	8	68
Research and development	292	379
Sales and marketing	124	209
General and administrative	491	753
Total share-based compensation expenses	915	1,409

As of June 30, 2024, there is an unrecognized share-based compensation expense of $152 thousand to be recognized over the average remaining vesting period of 1 years.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - EQUITY (cont.):

B.	Share-based payment: (cont.)

The calculated fair value of options granted was estimated using the Black-Scholes pricing model with the following assumptions:

	Six months period ended June 30
	2024	2023
Risk-free interest rate	3.92%-4.4%	4.75%
Expected option term (in years)	3-5	10.0
Expected price volatility	96%-103%	76%
Fair value of an ordinary share	$2.17-$6.10	NIS 32.6
Dividend yield	0%	0%

NOTE 6 - Certain transactions:

A.	Joint cooperation agreement with an Israeli Beverage Producer (“Tempo”)

The initial stage of planning of the TES facility to be constructed on Tempo’s premises commenced on June 10, 2024, investments to date are immaterial.

B.	Wolfson Medical Center

Under the agreement with the Wolfson Medical Center signed in January 2024 (as described in the 2023 annual consolidated financial statements), the Company is in the process of obtaining the regulatory permission to the construction of the TES system on the hospital grounds.

C.	Product & Service Distribution Agreement

On June 3, 2024, the Company entered into an agreement with a United States domiciled third party, that will act as an exclusive distributor of the Company’s products and services in certain US states in North America (“the Distributor”), for a period of 5 years, subject to the Distributor’s achievement of certain targets, milestones and KPIs for each year within the term. Having achieved these targets and milestones, the agreement will be extended for additional 5 years.

In addition to payments for the Company’s products and services, the Company shall be entitled to royalties of 10% from the net price attributed to any customer for sale of products and services (net price - net of payments to the Company on purchase orders and O&M service agreements).

The Company may yet establish local bGen TES System manufacturing capabilities in the territory or offer sale prospects and/or customers in the territory various forms of EaaS (Energy as a Service) business model without limitation, which does not preclude the Distributor’s right to receive equipment profit margin.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION

A.	REVENUES:

In the six month period ended June 30, 2023, the Company recognized revenue from engineering services provided to a customer in Europe (100%).

Revenue recognized that was included in the contract liability balance (deferred revenue) at the beginning of the reported interim periods ended June 30, 2024 and 2023, amounts to $ NIL thousand and $175 thousand, respectively. As of June 30, 2024 $387 thousand of the amount of deferred revenue is expected to be recognized during second half of 2024.

B.	COST OF REVENUES (U.S. dollars in thousands):

	Six months ended June 30,
	2024	2023
Salary and related expenses	-	392
Consultants and subcontractors	-	112
Royalties	-	79
	-	583
Operating costs not attributed to projects (mainly salary and related expenses) *	408	610
	408	1,193

*	Cost and expenses relating to periods in which the plant did not operate in full capacity.

C.	RESEARCH AND DEVELOPMENT, NET (U.S. dollars in thousands):

	Six months ended June 30,
	2024	2023
Salary and related expenses	1,363	1,332
Consultants and subcontractors	210	188
Expenditure on materials	39	59
Depreciation and other	19	53
Office maintenance	177	173
	1,808	1,805
Less - Government Grants	-	(94)
	1,808	1,711

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

D.	SELLING AND MARKETING (U.S. dollars in thousands):

	Six months ended June 30,
	2024	2023

Salary and related expenses	439	548
Office maintenance	18	18
Project Promotion	21	32
Consultants	51	59
Other	87	30
	616	687

E.	GENERAL AND ADMINISTRATIVE (U.S. dollars in thousands):

	Six months ended June 30,
	2024	2023

Salary and related expenses	934	1,322
Office maintenance	91	88
Consultants and insurance	945	903
Allowance for credit losses	289	-
Depreciation and other	54	96
	2,313	2,409

F.	OTHER INCOME (EXPENSES), NET

Due to the continued efforts and difficulties involved in selling the remaining asset from the closure of the Rotem 1 project, the Company’s management decided to write off its remaining value of $229 thousand, which is included in the other operating expenses of the period.

G.	OTHER FINANCIAL INCOME AND EXPENSES, NET (U.S. dollars in thousands):

Financial income:

	Six months ended June 30,
	2024	2023
Interest income	76	90
Fair value adjustments of warrants (Note 5A)	4,114	-
Warrants issuance costs	(473)	-
Exchange rate differences, Net	172	56
Bank fees	(10)	(7)
Other adjustment of royalty obligation	-	20
	3,879	159

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - SUPPLEMENTRY FINANCIAL STATEMENT INFORMATION (cont.):

H.	Loss per ordinary share:

Basic loss per share is computed by dividing net income or loss, by the weighted-average number of Ordinary Shares outstanding during the period, including prefunded warrants with token exercise price (“penny” warrants). Diluted loss per share is based on the weighted average number of Ordinary Shares used for basic computation, as the inclusion of any potential Ordinary Shares in the reported years would be anti-dilutive.

Potentially dilutive Ordinary Shares result from the assumed exercise of options and warrants, using the “treasury stock” method, and the assumed vesting of restricted shares.

Basic and diluted loss per share is computed as follows:

	Six months ended June 30,
	2024	2023
Numerator ($ in thousands):
Net loss for the year, as reported, attributable to shareholders	(1,581)	(5,328)
Denominator (Ordinary Shares in thousands)
Weighted average number of shares outstanding during the year*	2,941,377	1,749,876
Weighted average number of potential shares under prefunded warrants with token exercise price (“penny” warrants)	568,951	15,266
Denominator for basic and diluted loss per share - weighted number of Ordinary Shares	3,510,328	1,765,142

Basic and dilutive loss per Ordinary Share (in dollars)	(0.45)	(3.02)

*	Including the equivalent of the weighted average number of fully vested restricted shares granted during the period of six month ended June 30, 2024 (see Note 5B) of 55,202 shares, that were formally issued subsequent to June 30, 2024).

For the reported periods, all outstanding options and warrants have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

These include as of June 30, 2024: Share option and warrants exercisable to 1,500,317 Ordinary Shares that, as of June 30, 2024 that have zero effect under the treasury stock method, and share options that are “in the money” exercisable to 11,539 Ordinary Shares.

NOTE 8 - SUBSEQUENT EVENTS:

A.	On July 8, 2024, the Company signed an amendment to the credit facility agreement with the European Investment Bank (“EIB”). Following the Amendment, the availability of the second tranche of €3.5 million to the expansion of the Company’s plant, was extended by one year (to March 31, 2025), subject to certain conditions, with a 5.0% fixed annual interest rate.

Brenmiller Energy Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - SUBSEQUENT EVENTS (Cont.):

B.	On August 4, 2024, the Company entered into a definitive securities purchase agreement with Alpha Capital Anstalt (“Alpha”) for a private placement of 1,000,000 Ordinary Shares at a price of $1.05 per share. The closing of the private placement is subject to certain conditions, including obtaining consent from an existing lender within 90 days of signing the agreement.

Under the terms of the agreement, the investor will have a one-time future investment right, from the date hereof until the date that is 12 months after the closing date, to subscribe for an additional 1,000,000 Ordinary Shares (or at the election of the Investor pre-funded warrants to purchase up to 1,000,000 Ordinary Shares in lieu of Ordinary Shares) at a price of $2.50 per ordinary share (or pre-funded warrant), in a private placement. This future investing right will trigger upon the Company’s Ordinary Shares closing on Nasdaq at or above $2.50 per ordinary share (“trigger date”). Any Investor that desires to undertake such future investment shall notify the Company in writing no later than 4:00pm (New York City time) on the fifth (5th) business day following the trigger date. Under the terms of the agreement the parties have also undertaken certain restriction with regard to exercise of rights, so that the investor would not beneficially own in excess of the beneficial ownership limitation of 24.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares.